Organization Indirect Owners

Organization CRD Number: 15794

Organization Name: BNP PARIBAS SECURITIES CORP.

Organization SEC Number: 8-32682

Applicant Name: BNP PARIBAS SECURITIES CORP.

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BNP PARIBAS	Foreign Entity	BNP PARIBAS USA, INC.	SHAREHOLDER	05/2000	75% or more	Y	N	FOREIGN
BNP PARIBAS USA, INC.	Domestic Entity	BNP PARIBAS US WHOLESALE HOLDINGS, CORP	SHAREHOLDER	12/1984	75% or more	Y	N	13-1929559

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